ARTICLES OF AMENDMENT OF ADINO ENERGY CORPORATION

Adino Energy Corporation (the “Company”) hereby amends its Articles of Incorporation as follows pursuant to Montana Code § 35-1-619:

A new series, the distinguishing designation of which new series is “Class B Preferred Stock Series 1”, of the presently authorized but unissued Preferred Stock, par value $0.001 per share, of the Company is hereby established upon the terms set forth below, pursuant to Article V of the Articles of Incorporation of the Company:

a.	The number of authorized shares of Class B Preferred Stock Series 1 is 666,680 shares.

b.	Beginning on the date that is six (6) months from the date of issuance of the Class B Preferred Stock Series 1, any holder of Class B Preferred Stock Series 1 may convert up to 25% of such stockholder’s initial holdings (i.e. before taking into account any prior conversions, but taking into account any sales or transfers) of Class B Preferred Stock Series 1 into fully paid and nonassessable shares of common stock of the Company at the rate of one hundred (100) shares of common stock per share of Class B Preferred Stock Series 1. Every month thereafter, any holder of Class B Preferred Stock Series 1 may convert up to 12.5% of such stockholder’s initial holdings of Class B Preferred Stock Series 1 (i.e. before taking into account any prior conversions, but taking into account any sales or transfers) into fully paid and nonassessable shares of common stock of the Company at the rate of one hundred (100) shares of common stock per share of Class B Preferred Stock Series 1.

c.	Conversion of Class B Preferred Stock Series 1 may be effected by giving to the Secretary of the Company written notice of conversion, accompanied by the surrender of the certificate(s) of the stock to be converted, duly endorsed, along with any other information or documents reasonably requested by the Secretary to effect the conversion.

d.	The shares of Class B Preferred Stock Series 1 shall not have any voting rights.

e.	The preferential amount payable with respect to shares of Class B Preferred Stock Series 1 in the event of voluntary or involuntary liquidation, dissolution, or winding up shall be an amount equal to $15.00 per share.